UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Virginia National Bankshares Corporation
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

928031103
(CUSIP Number)

Daniel P. Goodall Swift Run Capital Management, LLC 310 4th Street NE, Suite 102 Charlottesville, VA 22902 (434) 817-4234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SRCM Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

241,741.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

241,741.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

241,741.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Swift Run Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

241,741.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

241,741.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

241,741.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Swift Run Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

190,152.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

190,152.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

190,152.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy S. Mullen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

241,741.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

241,741.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

241,741.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	928031103

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $2.50 (the "Shares"), of Virginia National Bankshares Corporation, a Virginia corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 404 People Place, Charlottesville, Virginia, 22911.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are SRCM Holdings LLC, a Delaware limited liability company ("SRCM Holdings"), Swift Run Capital Management, LLC, a Delaware limited liability company ("SRCM"), Swift Run Capital, LP, a Delaware limited partnership ("SRC"), and Timothy S. Mullen, a United States citizen ("Mr. Mullen" and, together with SRCM Holdings, SRCM and SRC, the "Reporting Persons").

(b)	The address of the principal business and principal office of SRCM Holdings, SRCM, SRC and Mr. Mullen is 310 4th Street NE, Suite 102, Charlottesville, Virginia 22902.
(c)
SRCM Holdings is a holding company that is the sole member of SRCM.  SRCM is a Virginia-registered investment advisor that provides investment management services to its private fund and managed account clients.  SRCM also serves as the general partner of the SRC and is responsible for managing the business and investments of SRC.  Timothy S. Mullen is the Manager of SRCM and is responsible for its day-to-day operational control.  Mr. Mullen is also SRCM's principal owner through his ownership interests in SRCM Holdings and other entities that he directly or indirectly owns.  Mr. Mullen also serves as President and Chief Investment Officer of SRC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 241,741.5 Shares beneficially owned by SRCM Holdings came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
The funds for the purchase of the 241,741.5 Shares beneficially owned by SRCM came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
The funds for the purchase of the 190,152.5 Shares beneficially owned by SRC came from its working capital.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
The funds for the purchase of the 241,741.5 Shares beneficially owned by Mr. Mullen as a result of Mr. Mullen being a control person of SRCM Holdings and SRCM came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.
The Reporting Persons believe that the Issuer's financial performance can be improved to create greater long-term value for the Issuer's shareholders and accordingly, have recently had communication with the Issuer's Board of Directors (the "Board").

Specifically, on September 16, 2014, the Reporting Persons attended a Board meeting and shared their views regarding potential strategic options available to the Issuer.  The Reporting Persons believe that the Issuer should begin a program to return excess capital to its shareholders through increased dividends and/or through the implementation of an Issuer share-buyback program.  The Reporting Persons also believe that the Issuer should spin-off the contract rights of an agreement between the Issuer and SRCM in which SRCM pays the Issuer 20% of all revenues derived from former clients of the Issuer until 2023 (the "SRCM Asset").  In support of these views, the Reporting Persons prepared and submitted to the Board a presentation titled "Five Steps to Maximize VABK Value" and an analysis of the benefits to the Issuer of spinning-off the SRCM Asset, which are attached hereto as Exhibits B and C, respectively.

To follow up on its proposals, on September 25, 2014, the Reporting Persons sent a letter to the Board (the "Letter to the Board") to afford the Board the opportunity to fully understand the Reporting Persons' proposals to maximize shareholder value.  As such, it summarizes the proposals and lists certain anticipated benefits of their adoption.  The Letter to the Board is attached hereto as Exhibit D.

The Reporting Persons and their representatives may, from time to time, engage in discussions with management of the Issuer, the Board, other stockholders and third parties regarding any of the above.

Depending upon, among other things, the outcome of the discussions referenced above, current and future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional Shares or sell Shares in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated above.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, SRCM Holdings may be deemed to be the beneficial owner of 241,741.5 Shares, constituting 9.0% of the Shares, based upon 2,697,536 Shares outstanding.  SRCM Holdings has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 241,741.5 Shares.  SRCM Holdings has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 241,741.5 Shares.

As of the date hereof, SRCM may be deemed to be the beneficial owner of 241,741.5 Shares, constituting 9.0% of the Shares, based upon 2,697,536 Shares outstanding.  SRCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 241,741.5 Shares.  SRCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 241,741.5 Shares.

As of the date hereof, SRC may be deemed to be the beneficial owner of 190,152.5 Shares, constituting 7.0% of the Shares, based upon 2,697,536 Shares outstanding.  SRC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 190,152.5 Shares.  SRC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 190,152.5 Shares.

As of the date hereof, Mr. Mullen may be deemed to be the beneficial owner of 241,741.5 Shares, constituting 9.0% of the Shares, based upon 2,697,536 Shares outstanding.  Mr. Mullen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 241,741.5 Shares.  Mr. Mullen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 241,741.5 Shares.

There have been no transactions by the Reporting Persons in the Shares during the past 60 days.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, 2014, SRC acquired 190,152.5 Shares pursuant to a stock purchase agreement with a private third party seller (the "Stock Purchase Agreement").  Pursuant to the Stock Purchase Agreement, the purchase price for the Shares was $20.10 per share, resulting in an aggregate payment of $3,822,065.25.  As additional consideration, SRC also agreed to pay the seller 25% of: (i) all gross profits that SRC receives from any sale, transfer or other disposition of the Shares to a non-affiliate of SRC, or any securities received in exchange for, or as a distribution or dividend on the Shares; and (ii) all gross future income or proceeds from the Shares, or any securities received in exchange for, or as a distribution or dividend on the Shares, including, without limitation, all payments, interest, distributions, dividends, monies, claims for money due and to become due, shares of stock issued in exchange for, or as distributions or dividends on the Shares, or any securities received in exchange for, or as a distribution or dividend on the Shares.

Please see the discussion in Item 4 above for a summary of recent communications the Reporting Persons have had with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Presentation Submitted to the Board on September 16, 2014
Exhibit C:  Reporting Persons' Analysis of the Benefits to the Issuer of Spinning-Off the SRCM Asset
Exhibit D:  Letter to the Board

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2014
(Date)

SRCM Holdings LLC

By:	/s/ Timothy S. Mullen
Name:	Timothy S. Mullen
Title:	Principal Owner and Manager

Swift Run Capital Management, LLC

By:	/s/ Timothy S. Mullen
Name:	Timothy S. Mullen
Title:	Principal Owner & Manager

Swift Run Capital, LP

By:	/s/ Timothy S. Mullen
Name:	Timothy S. Mullen
Title:	President and Chief Investment Officer

Timothy S. Mullen

By:	/s/ Timothy S. Mullen

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated September 25, 2014, relating to the Common Stock, par value $2.50 of Virginia National Bankshares Corporation shall be filed on behalf of the undersigned.

September 25, 2014
(Date)

SRCM Holdings LLC

By:	/s/ Timothy S. Mullen
Name:	Timothy S. Mullen
Title:	Principal Owner and Manager

Swift Run Capital Management, LLC

By:	/s/ Timothy S. Mullen
Name:	Timothy S. Mullen
Title:	Principal Owner & Manager

Swift Run Capital, LP

By:	/s/ Timothy S. Mullen
Name:	Timothy S. Mullen
Title:	President and Chief Investment Officer

Timothy S. Mullen

By:	/s/ Timothy S. Mullen

Exhibit B

Swift Run Capital

Five Steps to Maximize VABK Value

September 2014

Five easy steps

1. Return excess capital to shareholders thru buyback or special dividends
2. Spin-off SRCM contract rights (i.e., cash flows) directly to shareholders
3. Highlight value of wealth management division through segment reporting or additional steps
4. Additions to Board of Directors:
   - Find additional directors to bring in needed expertise, experience
   - New committee for Strategic Planning/Capital Allocation
5. Formal exploration of strategic alternatives for:
   - Community bank
   - Wealth management division

2

Bridge to estimates of VABK realizable value

Low Case

$45
$40
$35
$30
$25
$20
$15
$10
$5
$-
$22.00
$1.00
$0.50
$2.00
$5.73
$31.23
tangible book value per share
Net positive from HoldCo cash
spin-off of SRCM interest ($.5 to $2)
value (or sale or JV) of wealth management ($2 to $4)
community bank alternatives (130 to 160% of residual TBV)
Estimated Realizable Value

Best Case

$45
$40
$35
$30
$25
$20
$15
$10
$5
$-
$22.00
$1.00
$2.00
$4.00
$11.46
$40.46
tangible book value per share
Net positive from HoldCo cash
spin-off of SRCM interest ($.5 to $2)
value (or sale or JV) of wealth management ($2 to $4)
community bank alternatives (130 to 160% of residual TBV)
Estimated Realizable Value

3

Step 1: Return excess capital to shareholders

- The capital of the company can be divided in two parts: that which is required by the regulators for solvency purposes, and the rest (which can be returned to shareholders or redeployed back in to the business)
- The highest and best use of this capital is for management to redeploy it into high return on capital investments or acquisitions
- The worst use of this capital is into money-losing projects or acquisitions
- In the absence of compelling reinvestment options, the $ should be returned to shareholders (i.e., leave the reinvestment decisions to them)
- In the future, VABK can simply go back to shareholders to raise additional capital if a significant, compelling opportunity arises
- The payout to shareholders may help to impose discipline onto future corporate spending, growth initiatives, etc.
- According to Note 21 of the VNB 2013 10K, Capital at the Holdco is approximately $3/share plus, according to Note 13, there is approximately $2/share at the community bank which can be sent to the Holdco and then to shareholders
- There is a large capital buffer: Note 12 ("Capital Requirements") indicates the bank (i.e., exclusive of holdco cash) has Tier 1 capital of *$25 million* greater than required

4

Stock buybacks vs dividends

- Deciding whether to return capital to shareholders is more important that how you do it
- There are pros and cons associated with each method
- Buybacks:
  - For shareholder not selling into the buyback, buybacks are preferred on a taxation basis to dividends
  - Continuing shareholders are completely exposed to the future performance of the company (as well as market perception)
  - Buybacks require that there be stock available to buy and at the right price (i.e. liquidity)
- Dividends:
  - Have a defined value to shareholders (cash is cash), but they pay taxes on the amount received
  - Shareholders can redeploy that cash as they see fit
  - Dividends are easily done, no conditions on liquidity, price of common, etc.
- Buybacks are especially…
  - Value-creating when the stock is trading below its intrinsic value
  - Value-destroying the further above intrinsic value the stock is trading
- Intrinsic value is management's best estimate of the value per share of the company's equity. A management team must have a reasonable handle on the intrinsic value of the company or it has no business buying back stock
- Price matters: what is smart at .7x TBV is stupid at 2x TBV. Therefore, with shares above a conservative estimate of intrinsic value, reward shareholders with special dividends

5

SRCM specific recommendations on return of capital

- SRCM prefers a dividend for VABK, due to the illiquidity of VABK shares (i.e., a dividend is an achievable thing, not dependent upon the price or availability of shares). A good plan today beats a perfect plan that might happen tomorrow
- A one-time special dividend of $3+ per share or a large quarterly dividend (e.g., 50 cents/share) until the excess cash is used is probably the best solution. The current dividend rate of $.30 per share per year would use the *current* Holdco money in approximately 10 years!
- Proposed action items for the board:
  - Announce a buyback plan to allow for opportunistic purchases, when shares are available. This is good corporate housekeeping, and should be in place. (Exhibit 1 is example announcement of a buyback plan for VNB)
  - *Very* important that the buyback plan limit purchases to a maximum price based on a pre-determined, low multiple of tangible book value (e.g., 1.2x TBV), similar to Berkshire Hathaway's plan (see Exhibit 2). This 1.2x TBV can serve as the "conservative estimate of intrinsic value" which Buffett speaks about. The price limitation eliminates the risk of "bravest at the top" euphoria purchases as well as the ever-present temptation to make purchases to support the stock price
  - Decide on a reasonable dividend strategy to pay out this excess capital and work the buyback strategy around the dividend strategy, adjusting as you go forward

6

Step 2: Spin-off SRCM interest to shareholders

- Market places zero value on this hard-to-value asset
- Spin-off realizes value by giving the cash flow directly to shareholders (i.e., the cash flow is worth more than zero to the shareholder who receives it!)
- There is no business rationale for keeping this asset inside VABK
  - Terms are fixed and this asset can't be grown or "managed" to additional profitability
  - VABK is already significantly overcapitalized and doesn't need the capital
  - It causes some degree of accounting & reporting complexity and headache
- There is business rationale for moving it outside VABK
  - If VABK engages in any issuance of equity (e.g., pursuant to an acquisition), the current VABK shareholders' interests in SRCM will be needlessly diluted
  - A spin-off solves the accounting/reporting problems and other annoyances stemming from this asset and will allow VNB to timely file 10Ks/Qs
  - A spin-off removes unneeded "noise" from VNB financial statements (accruals & amortizations, lumpy cash flows, notes to financials, etc.) along with any work/costs derived from these

7

Steps needed to spin-off SRCM interest directly to shareholders

- VNB creates an LLC ("New LLC")
- VNB contributes its rights under the deal announced July 2013 (i.e., SRCM acquisition/referral fees) into New LLC
- New LLC terms:
  - Pays out all cash flow it receives after enumerated expenses (e.g., tax prep, confirmation agent), which should be small
  - Names a "manager" to oversee above duties (e.g., which an SCRM entity would be willing to do for $1 as part of this transaction)
- VNB spins/dividends New LLC directly to VABK shareholders
  - Creates direct cash-flow stream for VABK shareholders
  - VABK corporate/management gets out of middleman role
- This could be completed easily in less than 90 days

8

Step 3: Highlight value of wealth management

- Wealth management (f/k/a VNBTrust) has had good (if volatile) profitability in the past, which was never reflected in the market price of VABK
- The WM business model has changed somewhat
  - Broadened through the addition of some business lines and new products and personnel
  - Made less volatile through certain changes to fee structures and the removal of incentive compensation for employees
- If these changes work as planned, WM should still be capable of producing excellent, stable profits that should be reflected in the market price of VABK
- “Highlighting” starts simply with more detailed quarterly reporting
  - Detailed segment information
  - Profitability, types of revenues, types of expenses,
  - AUM breakdown (e.g., managed, custody, fiduciary, trust)
  - Growth spending, new initiatives, business lines
  - Non-recurring items and non-cash accruals
  - Other metrics that management/Board/industry find helpful to evaluate this business

9

Wealth Management thoughts

- As banks search for fee income to replace interest rate spread, there is intense competition for ‘buying’ WM AUMs (be it through acquisitions of businesses or people, such as FAs or brokers)
- The trust/WM business is always a slowly shrinking one, where clients/AUMs must be replaced continually
- New clients are tough to acquire and pricing for new business is very low for sizable clients/relationships
- WM value to VABK is the ***earnings*** it produces and possibly the hard-to-measure other business (loans, deposits) it might “protect”
- However, to an industry buyer, WM ***revenues*** are basically pro-forma earnings (due to cost saves). This is why you often see valuation multiples quoted as a multiple of revenues or a % of AUMs
- There is probably a large difference in perceived value between a potential buyer of WM and VABK as current owner (and therefore worth exploring)
- It is possible, even likely, that an exploration of alternatives for this business unit could result in a profitable sale or merger or even JV of WM

10

Step 4: Board mix and a new committee

- Current board is 7 non-management members
- Current board has lots of business/other experience (especially with real estate – which is very important for a community bank)
- Adding experience in key areas/changing the mix can only help to accomplish better outcomes
- Experience and background that might help:
  - Bank operating experience
  - Money management operating experience
  - Professional investing experience relevant to either
    - Securities like VABK equity
    - Securities like those in the VABK bond portfolio
  - Bank M&A experience either as a participant or agent (investment banker or attorney)

11

Form a new Strategic Planning & Capital Allocation Committee

- Complexity and importance of strategic planning/capital allocation ***demands*** a dedicated committee for the VNB Board
- Committee becomes informed on topics/choices/action items
- Full board makes ultimate decisions, but does so armed with a committee recommendation
- Ends unwieldy "Committee of the Whole" on these topics
- Serves as liaison between full Board and management/others
- Serves as a "sounding board" for management ideas
- Outside advisors/specialists can be utilized by committee to gain expertise
- Example draft committee charter is Exhibit 3

12

Step 5: Commence a formal exploration of alternatives for community bank and wealth management

- Impossible for Board to know the potential value/cost/risks to shareholders of alternatives available to it without such a process
- Initial process to be handled by the new Strategic Planning and Capital Allocation committee
- Committee engagement means no loss of focus for management (i.e., will take little of management time)
- Committee can engage outside advisors for expertise, as needed
- Process should not take much more than 60 to 90 days for reasonable idea of options
- Process is not binding: it will give Board information and a menu of options to consider

13

Exploration of alternatives: thoughts on some likely paths

Go it alone, hope to be acquirer of other banks or WM business

- At current prices, VABK doesn't have an acquisition currency to use for accretive purchases
- Not a lot of sellers of quality franchises at book value/low multiples for cash (i.e., a cash-out, taxable deal to seller)
- Intense competition for assets means higher prices means some probability of overpaying
- Slightly probability of "too small to matter" deal
- Highest probability outcome is stasis: VABK will be a slightly changed version of current self years down the road
- No obvious valuation pick-up from this path

Sale or JV of wealth management business

- Prices are rich right now for these assets, selling is the better side of the market
- Effect on other parts/locales (e.g., Winchester) of VABK's business?
- Some valuation pick-up with proper redeployment of capital

Merger of equals ("MOE") with similar banks

- SRCM has had serious inquiries/interest from multiple, motivated entities; suggests this is a "doable" thing
- Common wisdom is that "soft" issues (board, management roles, etc.) will be what drives deal success
- MOE is a way for shareholders to "acquire" products/talent/scale/diversity it may need for long term success
- Valuation pick-up (20% to 30%) from increased size to above $1bn assets (see "Size Matters" chart, $1bn assets line)
- Large potential cost-saves give some downside protection in the event of mistakes in due-diligence

Sale of entire company

- SRCM has had serious expressions of interest, although fewer than MOEs
- Potential acquirers will only bid if they are invited to do so as part of a process (i.e. friendly deals only)
- Largest potential immediate valuation pick-up (40 to 60%, potentially more)
- Least control over operations going forward, potential impact on local giving/lending
- Least risky option valuation-wise for shareholder

14

Size matters

Across market cycles, larger banks tend to trade at a premium to their smaller peers

Price/TBV By Asset Class
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Dec-99
Aug-00
Apr-01
Dec-01
Aug-02
Apr-03
Dec-03
Aug-04
Apr-05
Dec-05
Aug-06
Apr-07
Dec-07
Aug-08
Apr-09
Dec-09
Aug-10
Apr-11
Dec-11
Aug-12
Apr-13
Dec-13
Aug-14
SNL U.S. Bank < $500M
SNL U.S. Bank $500M-$1B
SNL U.S. Bank $1B-$5B
SNL U.S. Bank $5B-$10B

15

Sources: SNL Financial

Exhibit 1: Example of generic buyback announcement

Virginia National Bancshares Corp. (OTCQX: VABK) today announced that its board of directors approved a program to repurchase up to $9 million of the company's common stock.

Under the program's terms, shares may be repurchased on the open market, through privately negotiated transactions such as block trades, or by other means as determined by VABK management and in accordance with regulatory requirements.

VABK will only repurchase shares at prices less than 120% of its most recent tangible book value per share, which will be disclosed in its quarterly earnings announcements.

The timing and actual number of shares, if any, repurchased will depend on a variety of factors including price, corporate and regulatory requirements, and other conditions.

There is no fixed termination date for this repurchase program, and the repurchase program may be suspended or discontinued at any time. Payment for shares repurchased under the program will be funded using the company's working capital.

16

Exhibit 2: Excerpt from Berkshire Hathaway 2011 shareholder letter

Share Repurchases

Last September, we announced that Berkshire would repurchase its shares at a price of up to 110% of book value. We were in the market for only a few days – buying $67 million of stock – before the price advanced beyond our limit. Nonetheless, the general importance of share repurchases suggests I should focus for a bit on the subject.

Charlie and I favor repurchases when two conditions are met: first, a company has ample funds to take care of the operational and liquidity needs of its business; second, its stock is selling at a material discount to the company's intrinsic business value, conservatively calculated.

We have witnessed many bouts of repurchasing that failed our second test. Sometimes, of course, infractions – even serious ones – are innocent; many CEOs never stop believing their stock is cheap. In other instances, a less benign conclusion seems warranted. It doesn't suffice to say that repurchases are being made to offset the dilution from stock issuances or simply because a company has excess cash. Continuing shareholders are *hurt* unless shares are purchased below intrinsic value. The first law of capital allocation – whether the money is slated for acquisitions or share repurchases – is that what is smart at one price is dumb at another. (One CEO who always stresses the price/value factor in repurchase decisions is Jamie Dimon at J.P. Morgan; I recommend that you read his annual letter.)

Charlie and I have mixed emotions when Berkshire shares sell well below intrinsic value. We like making money for continuing shareholders, and there is no surer way to do that than by buying an asset – our own stock – that we know to be worth *at least* x for less than that – for .9x, .8x or even lower. (As one of our directors says, it's like shooting fish in a barrel, *after* the barrel has been drained and the fish have quit flopping.) Nevertheless, we don't enjoy cashing out partners at a discount, even though our doing so may give the selling shareholders a slightly higher price than they would receive if our bid was absent. When we are buying, therefore, we want those exiting partners to be fully informed about the value of the assets they are selling.

At our limit price of 110% of book value, repurchases clearly increase Berkshire's per-share intrinsic value. And the more and the cheaper we buy, the greater the gain for continuing shareholders. Therefore, if given the opportunity, we will likely repurchase stock aggressively at our price limit or lower. You should know, however, that we have no interest in supporting the stock and that our bids will fade in particularly weak markets. Nor will we buy shares if our cash-equivalent holdings are below $20 billion. At Berkshire, financial strength that is unquestionable takes precedence over all else.

17

Exhibit 3: Proposed Strategic Planning & Capital Allocation committee charter

18

THE STRATEGIC PLANNING & CAPITAL ALLOCATION COMMITTEE OF VIRGNIA NATIONAL BANKSHARES CORPORATION BOARD OF DIRECTORS (EXAMPLE CHARTER)
CHARTER AND PURPOSE
The Strategic Planning & Capital Allocation Committee (the "Committee") of the Board of Directors (the "Board") of Virginia National Bankshares Corporation (the "Company") shall assist the full Board in reviewing the Company's strategic investments, acquisitions and dispositions, capital structure, material capital allocation decisions, financial strategies, and other opportunities for maximizing shareholder value.
MEMBERSHIP
The Committee shall consist of three independent Directors of the Board, each of whom should be generally familiar and experienced with items likely to come before the Committee. The Committee shall not include Directors who are any of the following: (i) an employee of the Company or any of its subsidiaries, and (ii) (to remove even an appearance of a conflict of interest) any Director who is an employee, associate, owner or principal of an entity which receives payments from the Company in exchange for goods/services provided to the Company (e.g., a vendor).
Members of the Committee shall be appointed by the Board and shall serve until the meeting of the Board occurring immediately after the next following annual meeting of stockholders unless they earlier resign or are removed by the Board acting in its discretion. Unless a Chairperson is elected by the Board, the members of the Committee may designate a Chairperson by majority vote.
MEETINGS AND STRUCTURE
The Committee shall meet at least once per year, or more frequently as circumstances require. The Committee may ask members of management and others to attend Committee meetings and to provide pertinent information, as necessary. The Chairman of the Committee shall be responsible for preparing the agenda, presiding over meetings and coordination of reporting to the Board.
The Committee will act by a majority of the members present at a meeting. Meetings may be held in person or by telecommunications pursuant to which all members attending can communicate with each other. In lieu of a meeting, the Committee may act by unanimous written consent.
The Committee shall report its actions and recommendations to the Board after each Committee meeting.

DUTIES AND RESPONSIBILITIES
The Committee shall have the following duties and responsibilities:
(a)	To consider and, if implemented by the full Board, review and monitor the Company's material capital allocation decisions, strategic investments, acquisitions, dispositions and other opportunities for maximizing shareholder value;
(b)	To consider and, if implemented by the full Board, review and monitor the Company's dividend and share repurchase policies and programs and other strategies to return capital to stockholders;
(c)	To review the Company's capital structure and financial strategies (including debt and equity issuances and repurchases) in view of the current and anticipated financial requirements in relation to the Company's short and long term plans;
(d)	To review with management the key issues, options, and external developments impacting the Company's strategy and to generally act as a sounding board for management on related issues;
(e)	To meet with management periodically to monitor the Company's performance and ensure the Board is regularly apprised of the Company's progress with respect to implementation of the approved strategy.
(f)	To generally act as a liaison between management and the Board on material capital allocation decisions, strategic investments, acquisitions, dispositions and other opportunities for maximizing shareholder value;
(g)	To perform such other duties as the Board may assign to the Committee from time to time.
For the avoidance of doubt, the Committee shall not have or be assigned any authority or responsibility with respect to matters delegated by the Board to the Company's Audit, Compensation or Governance Committees
REVIEW OF CHARTER
The Committee shall at least annually review this Charter and propose to the Board any amendments it deems appropriate.
MISCELLANEOUS
The Committee shall have authority, to the extent it deems necessary or appropriate, to retain, dismiss and replace independent legal, accounting or other consultants to assist and advise the Committee in the performance of its purposes, duties, and responsibilities. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

Virginia banks – valuation and fundamentals

Size, credit quality and – not surprisingly – profitability are key valuation drivers for publicly traded Virginia banks

P/TBV - Asset Size
140
130
120
110
100
90
80
70
60
Median - All Virginia
Median - Assets < $500 Million
Median - Assets $500 Million - $1 Billion
Median - Assets > $1 Billion

P/TBV - Capital
140
130
120
110
100
90
80
70
60
Median - All Virginia
Median - TCE/ TA < 8%
Median - TCE/ TA 8-10%
Median - TCE/ TA > 10%

P/TBV - Credit Quality
140
130
120
110
100
90
80
70
60
Median - All Virginia
Median - Adj. NPAs/ Assets > 3%
Median - Adj. NPAs/ Assets 1%-3%
Median - Adj. NPAs/ Assets < 1%

P/TBV - Profitability
140
130
120
110
100
90
80
70
60
Median - All Virginia
Median - ROAA < 0.50%
Median - ROAA 0.50%-1.00%
Median - ROAA > 1.00%

20

Note: Adj. NPAs/ Assets exclude government-guaranteed assets. Pricing data is as of Sept. 8, 2014.

Sources: SNL Financial

Virginia M&A activity – historical

Virginia
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2006
2007
2008
2009
2010
2011
2012
2013
2014
Total Assets ($10B)
Total Deal Value ($B)
Number of Institutions

Virginia	2006	2007	2008	2009	2010	2011	2012	2013	2014
M&A Institutions, Buyers & Sellers (#)	8	10	8	5	4	2	11	10	10
M&A Asset, Buyers & Sellers ($10B)	9.1	0.6	16.1	0.6	0.4	19.9	0.5	1.5	1.1
Total Deal Value, Purchases & Sales ($B)	14.8	0.6	0.7	0.1	0.0	9.0	0.1	1.0	0.5

21

Source: SNL Financial

Virginia M&A activity – last 12 months

Virginia Summary Acquirer	Ticker	Total Assets ($M)	Seller	Ticker	City	Total Assets ($M)	Tang. Equity/ Tang. Assets	NPAs/ Assets	LTM ROAA (%)	Announce Date	Deal Status	Deal Value ($M)	Con-sider-ation	Price/ Tang. Book (%)	Price/ LTM Earn-ings (x)	Price/ Assets (%)
Number of Transactions:	5		Medians:											114.5	23.1	17.5
American National Bankshares Inc.	AMNB	1,300.6	MainStreet BankShares, Inc.	MREE	Martinsville	166.3	14.91	2.38	0.53	8/25/14	A	24.2	U	97.4	27.6	14.52
TowneBank	TOWN	4,775.2	Franklin Financial Corporation	FRNK	Glen Allen	1,095.2	22.20	5.52	1.06	7/15/14	A	278.4	U	114.5	23.1	25.42
Eagle Bancorp, Inc.	EGBN	3,804.0	Virginia Heritage Bank	VGBK	Vienna	917.4	10.92	0.30	1.08	6/9/14	A	182.9	U	215.5	18.1	19.94
Xenith Bankshares, Inc.	XBKS	679.9	Colonial Virginia Bank	CNVB	Gloucester	114.9	10.56	6.32	0.47	3/21/14	C	9.6	M	79.2	17.7	8.36
Cardinal Financial Corporation	CFNL	2,900.1	United Financial Banking Companies, Inc.	UFBC	Vienna	334.0	8.77	0.51	0.32	9/9/13	C	53.2	U	202.4	50.3	17.48

Loan quality matters: the only 2 deals w P/TB in the 2x range were the ones with <1% NPA/assets

Deal Status Definitions:	
Definitive Agreement	A
Completion	C
Renegotiation	R

Consideration Definitions:	
Cash	C
Stock	S
Mix	M
Unknown *	U

* "Unknown" designation is used when reported cash and stock considerations do not equal total reported deal value.

Regional Definitions:	
Mid-Atlantic:	DE DC NJ NY PA PR
Midwest:	IL IN IA KS MI MN MO NE ND OH SD WI
Northeast:	CT ME MA NH RI VT
Southeast:	AL AR FL GA KY MD MS NC SC TN VA WV
Southwest:	CO LA NM OK TX UT
West:	AL AK AZ CA HI ID MT NV OR WA WY Guam

Deal values that are "NA" are counted as zeros in determining aggregates.

Source for all tables in SNL Financial.

22

Source: SNL Financial

Virginia publicly traded banks (page 1)

As of Sept. 5, 2014

Virginia

Company Name	Ticker	HQ City	Total Assets ($000) MRQ	Num. of Branches MRQ	Closing Price	Market Cap. ($M)	Price/ LTM EPS	Price/ 2014E EPS	Price/ 2015E EPS	Price/ LTM PPPI	Price/ Tang. Book	Current Div. Yield (%)	ROA (%) LTM	PPPI ROA (%) LTM	ROE (%) LTM	NIM (%) LTM	Effic. Ratio (%) LTM	NPAs & 90+/ Assets	Texas Ratio (NPAs & 90+/ TCE + LLR)	TCE/ TA
Virginia Median							12.4	14.7	13.2	9.1	103%	2.57	0.74	1.14	7.19	3.74	72	1.78	14.8	9.29
Virginia Mean							15.1	16.6	13.3	11.0	108%	2.19	0.69	1.10	5.99	3.88	73	2.33	32.0	9.86
Access National Corporation	ANCX	Reston	999,187	5	$16.42	171	14.9	14.8	13.5	9.6	181%	3.17	1.31	2.03	12.15	3.83	65	0.25	2.3	9.47
American National Bankshares Inc.	AMNB	Danville	1,300,648	25	$22.15	174	12.4	13.2	12.8	9.1	133%	4.15	1.08	1.47	8.37	3.86	58	NA	NA	10.04
Bank of Botetourt	BORT	Buchanan	310,627	10	$14.55	21	NA	NA	NA	NA	71%	1.37	0.70	1.04	7.58	3.80	72	2.71	25.5	9.44
Bank of McKenney	BOMK	McKenney	220,345	7	$9.00	17	10.0	NA	NA	5.4	76%	3.11	0.79	1.44	7.68	4.72	73	1.97	16.9	10.46
Bank of Southside Virginia Corporation	BSSC	Carson	567,552	15	$225.00	122	NA	NA	NA	11.4	100%	3.65	NA	1.86	NA	3.96	52	0.99	4.4	21.46
Bank of the James Financial Group, Inc.	BOTJ	Lynchburg	447,360	9	$8.97	30	10.0	NA	NA	7.1	92%	2.23	0.69	0.96	9.52	4.04	76	1.13	13.3	7.29
Bay Banks of Virginia, Inc.	BAYK	Kilmarnock	341,156	9	$5.35	26	16.2	NA	NA	8.6	72%	0.00	0.47	0.89	4.22	3.75	85	NA	NA	10.44
Benchmark Bankshares, Inc.	BMBN	Kenbridge	480,994	12	$24.00	62	10.3	NA	NA	7.4	115%	2.83	1.29	1.80	11.71	4.84	63	1.52	12.6	11.12
Blue Ridge Bankshares, Inc.	BRBS	Luray	225,074	5	$17.00	16	NA	NA	NA	NA	116%	2.59	0.85	NA	9.71	NA	NA	NA	NA	NA
Burke & Herbert Bank & Trust Company	BHRB	Alexandria	2,595,809	25	$2,141.00	411	12.4	NA	NA	9.2	133%	3.55	1.28	1.74	11.73	3.73	55	1.43	11.4	11.86
C&F Financial Corporation	CFFI	West Point	1,347,491	25	$35.09	120	9.5	NA	NA	3.7	120%	3.42	1.04	2.70	11.39	6.86	62	0.71	7.1	7.38
Capital One Financial Corporation	COF	McLean	298,317,000	NA	$82.69	46,415	11.4	10.9	10.8	4.9	165%	1.45	1.46	3.32	10.12	6.70	54	1.10	10.3	9.41
Cardinal Bankshares Corporation	CDBK	Floyd	266,171	7	$8.75	13	NM	NA	NA	NM	66%	0.00	-2.26	-0.52	-29.50	2.92	105	NA	NA	7.69
Cardinal Financial Corporation	CFNL	McLean	3,277,672	31	$17.96	574	26.8	18.4	14.6	16.6	177%	1.78	0.73	1.18	6.23	3.65	67	NA	NA	9.89
Carter Bank & Trust	CARE	Martinsville	4,653,337	123	$11.55	303	10.5	NA	NA	7.2	95%	3.46	0.62	0.90	7.70	2.24	55	2.33	31.7	6.87
Chesapeake Financial Shares, Inc.	CPKF	Kilmarnock	655,025	11	$18.25	60	10.3	NA	NA	7.3	90%	2.96	0.89	1.27	9.42	3.71	77	NA	NA	10.23
Citizens Bancorp of Virginia, Inc.	CZBT	Blackstone	340,863	11	$18.00	40	10.8	NA	NA	7.8	88%	4.00	1.10	1.52	8.58	3.97	64	NA	NA	13.42
Citizens Community Bank	CZYB	South Hill	162,660	5	$7.90	12	14.9	NA	NA	10.8	69%	NA	0.53	0.68	4.26	3.75	83	NA	NA	10.68
Community Bankers Trust Corporation	ESXB	Richmond	1,114,819	21	$4.43	96	17.0	13.4	13.0	11.4	100%	0.00	0.58	0.77	5.94	4.35	76	2.25	23.4	8.65
Cordia Bancorp Inc.	BVA	Midlothian	295,525	4	$4.26	28	NM	NA	NA	NM	103%	NA	-0.14	-0.12	-2.08	3.23	100	1.99	20.8	9.07
Eagle Financial Services, Inc.	EFSI	Berryville	601,740	12	$23.65	82	12.1	NA	NA	10.0	115%	3.21	1.14	1.38	10.01	4.23	69	0.81	6.4	11.67
Eastern Virginia Bankshares, Inc.	EVBS	Tappahannock	1,056,083	21	$6.38	76	NM	22.4	13.4	NM	84%	0.00	-0.07	-0.26	-0.54	3.79	79	2.53	25.5	8.55
F & M Bank Corp.	FMBM	Timberville	569,443	9	$18.51	61	10.0	NA	NA	4.9	94%	3.67	0.90	1.84	8.70	4.14	59	2.03	15.9	11.38
Farmers Bank of Appomattox	FBPA	Appomattox	207,669	5	$16.85	18	9.1	NA	NA	6.9	73%	3.56	0.99	1.29	8.35	3.88	66	0.95	7.6	12.09
Farmers Bankshares, Inc.	FBVA	Windsor	416,559	6	$38.68	23	NA	NA	NA	NA	54%	1.45	NA	NA	NA	NA	NA	NA	NA	NA
Fauquier Bankshares, Inc.	FBSS	Warrenton	600,774	10	$15.79	59	12.3	NA	NA	8.3	110%	3.04	0.80	1.19	9.43	3.64	73	2.19	21.9	8.91
First Capital Bancorp, Inc.	FCVA	Glen Allen	578,101	8	$4.62	59	17.8	18.5	16.5	13.3	125%	NA	0.74	0.90	8.59	3.68	75	1.95	20.5	8.16
First Community Bancshares, Inc.	FCBC	Bluefield	2,575,401	69	$16.28	300	13.9	12.3	11.7	7.8	137%	3.19	0.90	1.60	6.86	4.08	60	1.40	14.8	8.51

23

Source: SNL Financial

Virginia publicly traded banks (page 2)

As of Sept. 5, 2014

Virginia Company Name	Ticker	HQ City	Total Assets ($000) MRQ	Num. of Branches MRQ	Closing Price	Market Cap. ($M)	Price/ LTM EPS	Price/ 2014E EPS	Price/ 2015E EPS	Price/ LTM PPPI	Price/ Tang. Book	Current Div. Yield (%)	ROA (%) LTM	PPPI ROA (%) LTM	ROE (%) LTM	NIM (%) LTM	Effic. Ratio (%) LTM	NPAs & 90+/ Assets	Texas Ratio (NPAs & 90+/ TCE + LLR)	TCE/ TA
Virginia Median (Cont'd)							**12.4**	**14.7**	**13.2**	**9.1**	**103%**	**2.57**	**0.74**	**1.14**	**7.19**	**3.74**	**72**	**1.78**	**14.8**	**9.29**
Virginia Mean (Cont'd)							**15.1**	**16.6**	**13.3**	**11.0**	**108%**	**2.19**	**0.69**	**1.10**	**5.99**	**3.88**	**73**	**2.33**	**32.0**	**9.86**
First National Corporation	FXNC	Strasburg	525,323	10	$8.25	40	3.9	NA	NA	8.2	96%	1.21	2.13	0.93	22.64	3.72	74	2.81	28.4	7.99
First Virginia Community Bank	FRCV	Fairfax	534,575	5	$16.50	86	NA	NA	NA	NA	137%	NA	0.62	NA	4.94	3.57	70	NA	NA	NA
Franklin Financial Corporation	FRNK	Glen Allen	1,110,176	8	$19.89	234	18.4	NA	NA	18.5	96%	NA	1.14	1.14	5.09	2.74	61	5.23	22.7	22.04
Freedom Bank of Virginia	FDVA	Fairfax	300,555	3	$9.00	34	24.6	NA	NA	19.7	127%	NA	0.50	0.63	5.23	3.74	84	0.86	8.7	9.01
Grayson Bankshares, Inc.	GSON	Independence	333,964	10	$9.00	15	31.7	NA	NA	12.8	53%	0.00	0.15	0.37	1.72	3.41	85	5.94	59.3	8.69
Hampton Roads Bankshares, Inc.	HMPR	Virginia Beach	1,975,446	34	$1.64	279	32.8	NA	NA	29.2	145%	0.00	0.50	0.49	5.32	3.39	87	4.12	37.1	9.78
Heritage Bankshares, Inc.	HBKS	Norfolk	340,700	5	$15.75	36	16.2	NA	NA	NA	113%	3.05	0.73	NA	6.11	2.98	72	NA	NA	9.29
Highlands Bankshares, Inc.	HBKA	Abingdon	605,764	14	$3.50	27	NM	NA	NA	30.4	61%	0.00	0.02	0.12	0.41	3.13	80	4.38	53.0	7.33
HomeTown Bankshares Corporation	HMTA	Roanoke	417,361	5	$6.50	21	12.3	NA	NA	7.6	76%	NA	0.80	1.19	7.51	3.88	66	3.83	50.1	6.77
John Marshall Bank	JMSB	Reston	721,403	5	$17.85	148	17.9	NA	NA	10.9	156%	NA	1.14	1.90	9.40	4.30	56	NA	NA	13.20
MainStreet Bank	MNSB	Fairfax	315,861	5	$8.05	22	18.3	NA	NA	9.4	83%	NA	0.42	0.82	4.62	4.13	81	0.68	7.4	8.30
MainStreet BankShares, Inc.	MREE	Martinsville	166,281	3	$13.72	24	26.9	NA	NA	13.0	95%	0.00	0.53	1.06	3.74	3.63	73	2.38	14.6	14.91
Middleburg Financial Corporation	MBRG	Middleburg	1,252,735	12	$18.51	132	19.9	17.8	17.5	13.3	114%	2.16	0.52	0.81	5.49	3.42	80	1.57	15.5	9.19
Monarch Financial Holdings, Inc.	MNRK	Chesapeake	1,023,899	13	$11.85	126	12.2	11.4	10.4	7.6	124%	2.70	1.09	1.67	11.05	4.17	83	0.84	7.8	9.95
National Bankshares, Inc.	NKSH	Blacksburg	1,128,479	25	$28.64	199	11.3	NA	NA	8.2	134%	3.84	1.61	2.23	11.80	4.15	44	1.49	10.7	13.21
New Peoples Bankshares, Inc.	NWPP	Honaker	682,816	23	$1.20	26	NM	NA	NA	NM	65%	NA	0.02	0.01	0.41	3.77	93	11.29	148.8	5.89
Oak View National Bank	OAKV	Warrenton	155,764	3	$5.70	15	8.7	NA	NA	27.7	94%	NA	1.17	0.37	11.85	3.60	90	0.00	0.0	10.20
Old Point Financial Corporation	OPOF	Hampton	860,901	18	$15.03	75	22.4	NA	NA	16.1	87%	1.86	0.38	0.53	4.05	3.33	83	3.13	29.0	9.99
Peoples Bankshares, Incorporated	PBVA	Montross	155,398	5	$13.80	5	9.1	NA	NA	6.7	42%	0.00	0.38	0.52	4.56	3.69	86	3.12	31.7	8.33
Pinnacle Bankshares Corporation	PPBN	Altavista	357,926	8	$17.58	27	12.4	NA	NA	NA	82%	1.93	0.61	NA	6.85	3.59	79	NA	NA	9.11
Pioneer Bankshares, Inc.	PNBI	Stanley	173,519	7	$20.60	20	8.7	NA	NA	5.9	91%	3.30	1.30	1.94	10.61	5.35	66	4.80	34.9	12.46
Southern National Bancorp of Virginia, Inc.	SONA	McLean	774,696	20	$10.75	131	19.2	17.9	15.8	10.0	126%	2.98	0.92	1.76	6.17	4.75	60	1.78	13.0	12.77
TowneBank	TOWN	Portsmouth	4,909,843	28	$14.61	510	12.3	NA	NA	7.9	131%	3.01	0.97	1.37	7.71	3.48	69	1.84	21.3	7.93
Union Bankshares Corporation	UBSH	Richmond	7,307,080	131	$23.58	1,076	20.9	14.6	12.4	15.3	168%	2.54	0.68	0.98	5.43	4.15	65	1.36	14.7	8.81
Valley Financial Corporation	VYFC	Roanoke	887,089	9	$12.16	59	9.5	9.8	9.5	6.3	105%	1.32	0.78	1.14	11.81	3.64	64	2.14	30.6	6.27
Village Bank and Trust Financial Corp.	VBFC	Midlothian	442,056	11	$24.55	8	NM	NA	NA	NM	202%	NA	-1.09	-0.99	-24.33	3.56	95	11.65	528.5	0.92
Virginia Bank Bankshares, Incorporated	VABB	Danville	175,581	8	$13.75	25	21.6	NA	NA	9.4	106%	6.40	0.68	1.56	4.69	4.30	70	0.26	1.8	13.54
Virginia Community Bankshares, Inc.	VCBS	Louisa	204,461	7	$10.25	8	NA	NA	NA	NA	NA	0.00	NA	NA	NA	NA	NA	NA	NA	NA

24

Source: SNL Financial

Virginia publicly traded banks (page 3)

As of Sept. 5, 2014

Virginia Company Name	Ticker	HQ City	Total Assets ($000) MRQ	Num. of Branches MRQ	Closing Price	Market Cap. ($M)	Price/ LTM EPS	Price/ 2014E EPS	Price/ 2015E EPS	Price/ LTM PPPI	Price/ Tang. Book	Current Div. Yield (%)	ROA (%) LTM	PPPI ROA (%) LTM	ROE (%) LTM	NIM (%) LTM	Effic. Ratio (%) LTM	NPAs & 90+/ Assets	Texas Ratio (NPAs & 90+/ TCE + LLR)	TCE/ TA
Virginia Median (Cont'd)							**12.4**	**14.7**	**13.2**	**9.1**	**103%**	**2.57**	**0.74**	**1.14**	**7.19**	**3.74**	**72**	**1.78**	**14.8**	**9.29**
Virginia Mean (Cont'd)							**15.1**	**16.6**	**13.3**	**11.0**	**108%**	**2.19**	**0.69**	**1.10**	**5.99**	**3.88**	**73**	**2.33**	**32.0**	**9.86**
Virginia Company Bank	VGNA	Newport News	132,057	3	$5.61	9	NA	NA	NA	NM	110%	NA	-0.18	-0.18	-1.79	3.98	105	0.47	6.9	5.94
Virginia Heritage Bank	VGBK	Vienna	955,685	6	$27.85	168	20.0	NA	NA	11.6	191%	NA	0.99	1.68	8.87	3.57	60	0.43	4.2	9.21
Virginia National Bankshares Corporation	VABK	Charlottesville	506,892	7	$22.65	61	9.4	NA	NA	6.7	102%	1.32	1.29	1.81	11.45	3.14	72	0.82	6.6	11.80
WashingtonFirst Bankshares, Inc.	WFBI	Reston	1,389,712	16	$15.21	124	17.3	NA	NA	7.9	139%	1.05	0.64	1.36	6.78	3.71	66	0.86	12.3	6.38
Xenith Bankshares, Inc.	XBKS	Richmond	883,383	8	$6.39	77	NM	37.6	14.9	18.2	103%	NA	0.16	0.55	1.20	3.64	80	1.10	12.0	8.45

25

Source: SNL Financial

Exhibit C

Simple analysis of spin-off of SRCM trailer vs as-is scenario

	Approximate Return on SRCM AUMs	0%	6%	10%	12%	15%
As-is (held indirectly by shareholders inside corporation)						
Revenues:	Management Fees	$200,000	$200,000	$200,000	$200,000	$200,000
	Incentive Fees	-	500,000	750,000	1,000,000	1,250,000
	Total Revenues	200,000	700,000	950,000	1,200,000	1,450,000
Expenses:	Confirmation agent	(5,000)	(5,000)	(5,000)	(5,000)	(5,000)
	Tax prep/accounting ?	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)
	management time/other ?	-	-	-	-	-
	Total Expenses	(7,500)	(7,500)	(7,500)	(7,500)	(7,500)
	Pre-Tax Income	192,500	692,500	942,500	1,192,500	1,442,500
25%	Corporate Tax Rate/Taxes	(48,125)	(173,125)	(235,625)	(298,125)	(360,625)
CAD - As/Is	Cash avialable for Distribution As-is	144,375	519,375	706,875	894,375	1,081,875

Spin scenario (held directly by shareholders in LLC):						
	Pre-Tax income: (from above):	192,500	692,500	942,500	1,192,500	1,442,500
	Estimated additional costs of spin-off LLC:					
	Tax Prep	(5,000)	(5,000)	(5,000)	(5,000)	(5,000)
	Other	(5,000)	(5,000)	(5,000)	(5,000)	(5,000)
	Sub-total additional expenses	(10,000)	(10,000)	(10,000)	(10,000)	(10,000)
	Adjusted Pre-Tax income	182,500	682,500	932,500	1,182,500	1,432,500
0%	Corporate Tax Rate/Taxes	-	-	-	-	-
CAD - Spin	Cash avialable for Distribution - Spin	182,500	682,500	932,500	1,182,500	1,432,500

-4	**Comparison of Spin-off vs As/Is: More/(Less)**						
		additional CAD to shareholders per annum	**40,000**	**160,000**	**230,000**	**290,000**	**350,000**
		additional CAD to shareholders life of contract	**400,000**	**1,600,000**	**2,300,000**	**2,900,000**	**3,500,000**
TSO	**2,698,000**	**additional CAD received life of contract/per share**	**$0.15**	**$0.59**	**$0.85**	**$1.07**	**$1.30**

Exhibit D

September 25, 2014

Director Steven W. Blaine
Director Nancy L. Brody
Director John J. Davies III
Chairman William D. Dittmar, Jr.
Director James T. Holland
Director William Bolling Izard, Jr.
CEO / Director Glenn W. Rust
Director Gregory L. Wells

c/o Donna G. Shewmake, General Counsel & Corporate Secretary
Virginia National Bankshares Corporation
404 People Place
Charlottesville, VA 22911

Dear Board of Directors:

Thanks for inviting us to your board meeting last Tuesday. It was a pleasure to share with everyone our thoughts on potential strategic options available to VNB. Our proposals are standard options and techniques which have been used by countless other companies, generally with very positive results.
We were pleased to see this week the announcement that the Board had authorized a buy-back of up to 400,000 shares of VNB. This is a good and necessary first step on the path to maximizing value for VNB shareholders.

We think that Management and the Board at VNB have done a great job in building a solid bank, one that is based on an especially valuable deposit franchise. It is clear, however, that the competitive operating environment is very challenging for VNB and similarly situated banks. Fate, Congress, regulators, the economy, the Federal Reserve and countless other entities and events have conspired to make it very, very tough to generate acceptable returns on shareholder capital. This is just the unfortunate reality for a small bank.

In light of this, we strongly believe the responsible course for the Board is to begin an exploration process to ascertain its alternatives and the relative value of those alternatives for shareholders.
Those alternatives would include, but not be limited to:

(i)	continue as is,
(ii)	sell wealth management,
(iii)	merger of equals ("MOE"), or
(iv)	sell to highest bidder.

While this exploration process is playing out, VNB should begin a program to return excess capital to its shareholders through dividends and/or your authorized share buyback. The relative illiquidity or market price of your shares may make it impossible to repurchase any significant number of shares, therefore VNB will have to use judgment about when to utilize the dividend option. As we discussed, it destroys value to overpay for your own shares and it obviously doesn't do anything if you are unable to repurchase any shares. Therefore an increased dividend may be the only option for returning excess capital to shareholders.

At our meeting, there was no discussion or questions on the proposed spin-off of the Swift Run Capital Management ("SRCM") contract rights to shareholders (or as we refer to it: "the no-brainer spin-off of the SRCM contract rights"). Obviously, there was limited time available for us and the Board has a busy schedule, so we are hopeful the lack of time spent on this was due to the overwhelming logic of the idea. A few comments on this "idea" are in order.

As a refresher, the SRCM contract provides that VNB will be paid, in cash, 20% of all revenues derived from former VNBTrust clients who become clients of SRCM. This is a ten year arrangement, which ends completely in 2023. Cash is paid to VNB thirty days after each quarter-end, except at year-end, when there is a sixty day deadline. The "Confirmation Agent" (an independent accounting firm) checks the numbers each quarter and has an additional thirty days (which starts upon VNB's receipt of the cash) to confirm the numbers or, alternatively, come up with a different number. This means that sixty days after each quarter and ninety days after year-end, VNB has both the money and the confirmation of the accuracy of the amount of money.

As SRCM generates revenues from former VNBTrust clients, it pays 20% of those revenues to VNB. Those revenues come both quarterly (i.e., management fees) and annually (i.e., incentive related income, based on returns generated for clients). In dollar terms, the management fee portion paid to VNB is running at approximately $200,000 to $250,000 a year. The incentive fee portion - based upon returns - it is unpredictable and can certainly be zero, but it should be 2x to 5x the management fee portion. Consider the following table of estimates:

	Approximate Return on AUMs (drives incentive fees)
	0%	6%	10%	12%	15%
Estimated SRCM fees to VNB
Est. Management Fee	$200,000	$200,000	$200,000	$200,000	$200,000
Est. Incentive Fee	$0	$500,000	$750,000	$1,000,000	$1,250,000
Est. Total SRCM Fees to VNB	$200,000	$700,000	$950,000	$1,200,000	$1,450,000
Est. SRCM fees per VABK share	$0.07	$0.26	$0.35	$0.44	$0.54

Current Annual VNB dividend
Approximate total dollar amount	$809,400	$809,400	$809,400	$809,400	$809,400
Annual dividend per share	$0.30	$0.30	$0.30	$0.30	$0.30

SRCM fees as a % of VNB current annual dividend	25%	86%	117%	148%	179%

Proposed Spin-off scenario (SCRM plus current dividend)
Pro-Forma distribution amount	$1,009,400	$1,509,400	$1,759,400	$2,009,400	$2,259,400
Pro-Forma distribution per VNB share	$0.37	$0.56	$0.65	$0.74	$0.84

Pro-Forma distrib. compared to current dividend	125%	186%	217%	248%	279%

The information in the table shows the relative amounts of (i) the SRCM fees that VNB is likely to receive (and unfortunately pay corporate taxes on until you spin it off), (ii) the amount of your current dividend, and (iii) the increase a shareholder might receive in total distributions if you were to simply keep the current dividend and pursue the spin-off. Essentially, shareholders could expect an additional $.08 to $.55 per share, each year, for ten years. This off a base of $.30 per share current dividend, so this makes for quite a percentage increase! Obviously, these numbers require a lot of things happening in the future that we can't possibly predict or know – and they could be materially higher or lower.

Therefore, for your consideration, the following is a quick, non-exhaustive list of why this asset should be spun off directly to shareholders:

1.	The market price of VNB does not give VNB any value for owning it – despite the fact that it should produce some cash, and therefore have some value. A "hidden asset" such as this can best provide value to shareholders through a spin-off.
2.	Keeping it within VNB forces shareholders to pay the corporate tax on the income the SRCM interest generates. Spinning it off to shareholders - in an LLC form - will relieve shareholders of this tax burden. Since the corporate tax rate at VNB has historically been somewhere between 30% and 35%, spinning it out results in some significant potential savings. Over the ten-year period window, this could well aggregate into multiple millions of dollars of savings.
3.	This is a non-core asset. In addition, there is no way to "manage" it to improve its results. From the individual shareholder perspective, they are not made worse off by the lack of professional management (as long as they can cash a check, they are ok). Said differently, an individual owner of an asset like this would never look to hire a corporate entity to "manage" it for them, and pay 30% to 35% of the income to that corporate manager. That would be crazy!
4.	In the future, this asset may clutter up the Bank's financial statements, making it slightly harder for shareholders to understand the performance of their company. For example, your Form 10K includes reporting by operating segment for "Bank" and "VNBTrust" (now "Wealth Management"), something we would like for you to do on a quarterly basis, only with more detail. It is not clear to us which segment will contain this earnings stream or that the earnings stream ought to be in either of those segments any longer. Inevitably this will consume Management's time with related questions.
5.	This asset presents accounting and regulatory issues. It is certainly possible - even likely - that a future interpretation of Dodd-Frank rules may require VNB to divest this asset, which would likely make the difficulties of the spin-off process seem like a cake-walk by comparison. This too will consume Management's time.
6.	If, during the life of the contract, VNB issues any equity for any reason (e.g., as part of an acquisition or pursuant to stock options for employees/Board members), the current VNB shareholder ownership in the SRCM interest will be needlessly diluted. As an aside, this is why SRCM voted against the 2014 Stock Incentive Plan to issue options on up to 250,000 shares of stock (which represents approximately 9% of current shares outstanding). To the extent there is any, this is not good dilution.

So, to sum up, there are multiple reasons to pursue the spin-off of the SRCM asset, which taken together, make for an overwhelming case for doing so. There is a real dollar cost (i.e., corporate taxes) imposed upon all shareholders by not spinning it off.  Therefore, there needs to be an incredibly important business purpose (or possibly legal restriction unknown to the lawyers we consulted about this matter) for the Board to keep it as is.

We should note that we have yet to meet or speak with a shareholder that doesn't support the general ideas we have proposed to you. Like us, those shareholders would also like to hear from the company as to what the Board's "plan" is going forward. As we mentioned in the meeting, a meeting with investors would be a logical next step. Many publicly traded companies do "Investor Days" where they present their plans and do a Q and A session, often to address large issues. Something of that nature might be appropriate here.

We prepared this letter because we wanted the Board to fully understand SRCM's views.  Consistent with our Section 13 filing obligation, we intend to attach this letter as an exhibit to our Schedule 13D amendment filing.

We appreciate the work and effort you are putting into these issues.  We also look forward to constructively working with you in any way possible in order to maximize value for all shareholders.

Sincerely,

Swift Run Capital Management

cc: Jay Baroody, Esq. Seward & Kissel LLP